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[PRIMIS LETTERHEAD]


                                 October 18, 2000

VIA EDGAR
---------

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Attention:  John G. Saia

       Re:  PRIMIS, INC.-Commission File No. 333-95111
            Request for Withdrawal of the Company's Registration
            Statement on Form S-1

Ladies and Gentlemen:

       PRIMIS, Inc. (the "Company"), hereby requests pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, to withdraw from registration the registration statement on Form S-1, including all exhibits thereto (the "Registration Statement") (Registration Statement No. 333-95111), filed by the Company with the Securities and Exchange Commission (the "Commission") on January 20, 2000. The Registration Statement is being withdrawn because of unfavorable market conditions. There was no circulation of preliminary prospectuses in connection with the proposed offering, the Registration Statement was not declared effective by the Commission, and none of the Company's securities were sold pursuant to the Registration Statement.

       The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

       Please provide the Company a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of the Company is (770) 777-8922, Attention: Connie C. Breeser.

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Securities and Exchange Commission
Division of Corporate Finance
October 18, 2000
Page 2


       If you have any questions regarding this request for withdrawal, please contact Gabriel Dumitrescu of Powell, Goldstein, Frazer & Murphy LLP, counsel for the Company, at (404) 572-6732.


                                           Best regards,

                                          /s/ C. James Schaper

                                          C. James Schaper
                                          Chairman of the Board, President
                                          and Chief Executive Officer